UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1)*


                       Dreamworks Animation SKG Inc
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                26153C103
                              (CUSIP Number)

                            December 31, 2007
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 26153C103                                                Page 1 of 5
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research and Management Company


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  NONE


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE PLEASE NOTE: Capital Research and Management Company (CRMC) manages assets subject to reporting on Schedule 13G through two investment divisions, Capital Research Global Investors (CRGI) and Capital World Investors (CWI). CRGI and CWI make independent investment and proxy voting decisions, and therefore have begun filing separate ownership reports on Schedule 13G reflecting December 31, 2007 holdings in lieu of CRMC filing. As CRMC is no longer subject to a reporting requirement, it is filing reports indicating 0% ownership to close out its holdings and will cease making future filings as an entity. Note that CRGI and/or CWI may not have made filings for certain securities held as of December 31, 2007 because one or both divisions did not have a reporting obligation with respect to such securities.
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%  See explanation in Row 9




CUSIP: 26153C103                                                Page 2 of 5
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 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA



























































CUSIP: 26153C103                                                Page 3 of 5


                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 1

Item 1(a)     Name of Issuer:
       Dreamworks Animation SKG Inc

Item 1(b)     Address of Issuer's Principal Executive Offices:
       1000 Flower Street
       Glendale CA 91201

Item 2(a)     Name of Person(s) Filing:
       Capital Research and Management Company

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Class A Common Stock

Item 2(e)     CUSIP Number:
       26153C103

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


CUSIP: 26153C103                                                Page 4 of 5
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Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. : N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 13, 2008

        Signature:     Paul G. Haaga, Jr.^
        Name/Title:    Paul G. Haaga, Jr. - Vice Chairman
                       Capital Research and Management Company



        ^By    /s/ Kenneth R. Gorvetzian
               Kenneth R. Gorvetzian
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 21, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2008 with respect to Lowes Companies, Incorporated.











CUSIP: 26153C103                                                Page 5 of 5

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